UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of November 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in Amendment No. 1 to our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on October 29, 2004.

I. EDP Release: EDP Informs on the Proceedings Relating to the Competition Appraisal by the European Commission of the Acquisition of Joint Control Over GDP – Gás de Portugal, SGPS, S.A.

II. EDP Release: Additional Information Regarding the Acquisition Process of GDP – Gás de Portugal, SGPS, S.A.

Lisbon, November 19th 2004

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	EDP INFORMS ON THE PROCEEDINGS RELATING TO THE COMPETITION APPRAISAL BY THE EUROPEAN COMMISSION OF THE ACQUISITION OF JOINT CONTROL OVER GDP – GÁS DE PORTUGAL, SGPS, S.A.

For the purposes of the provisions of article 248 of the Portuguese Securities Code and in response to a request made by the Portuguese Securities Market Commission, EDP – ENERGIAS DE PORTUGAL, S.A. (“EDP”) discloses the following information to the public:

In the past few weeks contradictory information has been published concerning an hypothetical decision by the European Commission (“Commission”) in relation to the acquisition of joint control over GDP – Gás de Portugal, SGPS, S.A. by EDP and Eni S.p.A.

In compliance with the disclosure obligations set forth in articles 248 and 142 of the Portuguese Securities Code and in article 6 of Order no. 4/2004 of the Portuguese Securities Market Commission, EDP informs that, up to this moment, it has not been notified, nor does it have knowledge of any decision, proposal of decision or recommendation made by the Commission in relation to the above mentioned transaction

In fact, the proceedings relating to the competition appraisal of such transaction, which involves a confidentiality duty by the notifying parties, is still ongoing, in accordance with the provisions set forth in Council Regulation (EEC) no. 4064/89, of 21 December, on the control of concentrations between undertakings (“Regulation”).

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899

EDP – Energias de Portugal, S.A. Sociedade Aberta Sede: Praça Marquês de Pombal, 12 1250-162 Lisboa Portugal

Capital Social: € 3,000,000,000 Matrícula: 1805 da C.R.C. Lisboa Pessoa Colectiva 500 697 256

Such proceedings have been initiated on July 9, 2004 with the filing of the notification of concentration, pursuant to which the Commission adopted, on August 12, a decision to initiate investigation proceedings. Accordingly, the Commission is analysing the necessary conditions in order to eliminate the competition law concerns that it had identified in such decision, following the proposals presented by EDP and ENI on Wednesday, November 17, 2004, which were preceded by high level meetings conducted during the previous days.

According to the Regulation, it is necessary for the Commission to consult with the Advisory Committee on concentration between undertakings, which is composed by the Competition Authorities of all Member States. The Commission’s Directorate-General for Competition will present a draft decision that, upon consultation with other Commission services, namely the Legal Service, shall be submitted for appraisal and approval by the EU Commissioners. The final decision by the Commission on the above-mentioned transaction, which is expected to happen by mid-December, will only be taken at that stage. Therefore any news concerning the sense of such decision published before its approval can only be considered as speculative.

EDP – Energias de Portugal, S.A.

Lisbon, November 19th 2004

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	ADDITIONAL INFORMATION REGARDING THE ACQUISITION PROCESS OF GDP – GÁS DE PORTUGAL, SGPS, S.A.

In addition to the communication released today, EDP – Energias de Portugal, S.A. (“EDP”), in compliance with the disclosure obligations set forth in articles 248 and 142 of the Portuguese Securities Code, discloses the following information to the public:

Since yesterday, EDP has been confronted with news in the media regarding the existence of a negative opinion from the European Commission (“Commission”) on the proposal presented to the Commission by EDP and ENI last Wednesday. During part of yesterday and all of today, EDP has tried, unsuccessfully, to obtain confirmation from the Commission Services of the existence of such an opinion. During today, EDP maintained contacts at the highest levels with the Commission’s Directorate-General for Competition, seeking to identify divergences still existing in relation to an acceptable solution, in order to evaluate if they could be overcome.

Around 6:00 p.m., in contact with a high responsible of the Commission, EDP was informed of the existence of a project for a negative resolution that would be circulated by the Member States. Nevertheless, the Commission will still be available to review existing divergences with EDP and ENI during next week.

EDP could not assume as official an information that, although widely disclosed, had not been formally communicated to it by the competent authorities. This new information now allows EDP, with the authorisation from the Commission, to update the market and the public on this subject, with the following remarks:

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899

EDP – Energias de Portugal, S.A. Sociedade Aberta Sede: Praça Marquês de Pombal, 12 1250-162 Lisboa Portugal

Capital Social: € 3,000,000,000 Matrícula: 1805 da C.R.C. Lisboa Pessoa Colectiva 500 697 256

•	EDP, in proper time, will disclose its final proposal and the Commission’s requirements, in case of divergence;

•	Under no circumstances will EDP accept requirements that might jeopardise the value of its electricity business, which was the main target of the Commission remedies demanded to EDP last Tuesday, and that could not be fully accepted. However, EDP continues to be available to accept transitory measures;

•	During next week, EDP will make efforts to elaborate a last joint revision on the open issues, as now agreed with the Commission.

We regret that the formalities of this process did not allow us to inform the market with the required readiness, but EDP must submit to these formalities.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated November 26, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer